November 5, 2018

Kirk R. Oliver
Chief Financial Officer
Equitrans Midstream Corp
625 Liberty Avenue, Suite 2000
Pittsburgh, PA 15222

       Re: Equitrans Midstream Corp
           Registration Statement on Form S-1
           Filed November 2, 2018
           File No. 333-228126

Dear Mr. Oliver:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products